Filed by Energy Transfer Equity, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Southern Union Company

Commission File No.: 1-06407

Energy Transfer Equity, L.P. issued the following press release on December 9, 2011.

ENERGY TRANSFER EQUITY ANNOUNCES SOUTHERN UNION STOCKHOLDERS APPROVE MERGER

DALLAS, TEXAS — December 9, 2011 — Energy Transfer Equity, L.P. (NYSE:ETE) is pleased to announce that Southern Union Company (NYSE:SUG) stockholders voted overwhelmingly to approve the proposed merger with ETE at today’s special meeting of Southern Union stockholders.

Approximately 98 percent of the shares voted at today’s meeting voted in favor of the adoption of the merger agreement, which represented approximately 80 percent of Southern Union’s total outstanding shares of common stock as of the October 11, 2011 record date for the special meeting.

As previously announced on July 19th, 2011, ETE and Southern Union entered into an amended and restated merger agreement for ETE to acquire SUG for $9.4 billion, including $5.7 billion in cash and ETE common units. Under the terms of the revised agreement, which was unanimously approved by the boards of directors of both companies, SUG shareholders could elect to exchange each outstanding Southern Union common share for $44.25 of cash or 1.00x ETE common unit. The maximum cash component is 60% of the aggregate consideration and the common unit component can fluctuate between 40% and 50%. Elections in excess of either the cash or common unit limits will be subject to proration.

The merger is expected to be consummated in the first quarter of 2012, subject to regulatory approval.

Energy Transfer Equity, L.P. (NYSE:ETE) is a publicly traded partnership, which owns the general partner and 100 percent of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE:ETP) and approximately 50.2 million ETP limited partner units; and owns the general partner and 100 percent of the IDRs of Regency Energy Partners LP (NYSE:RGP) and approximately 26.3 million RGP limited partner units. For more information, visit the Energy Transfer Equity, L.P. web site at www.energytransfer.com.

Southern Union Company (NYSE:SUG), headquartered in Houston, is one of the nation’s leading diversified natural gas companies, engaged primarily in the transportation, storage, gathering, processing and distribution of natural gas. The company owns and operates one of the nation’s largest natural gas pipeline systems with more than 20,000 miles of gathering and transportation pipelines and one of North America’s largest liquefied natural gas import terminals, along with serving more than half a million natural gas end-user customers in Missouri and Massachusetts. For further information, visit www.sug.com.

Forward-Looking Statements

This press release may include certain statements concerning expectations for the future, including statements regarding the anticipated benefits and other aspects of the proposed transaction described above, that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management teams of ETE or SUG. Among those is the risk that conditions to closing the transaction are not met or that the anticipated benefits from the proposed transaction cannot be fully realized. An extensive list of factors that can affect future results are discussed in the reports filed with the Securities and Exchange Commission (the “SEC”) by ETE and SUG. Neither ETE nor SUG undertakes any obligation to update or revise any forward-looking statement to reflect new information or events.

Energy Transfer Equity

Investors:

Energy Transfer Equity

Brent Ratliff

(214) 981-0700

MacKenzie Partners

Dan Burch / Lawrence Dennedy

(212) 929-5748 / (212) 929-5239

Media:

Brunswick Group

Steve Lipin / Mark Palmer

(212) 333-3810 / (214) 459-8181

Granado Communications Group

Vicki Granado

(214) 599-8785

Additional Information

In connection with the proposed merger, Energy Transfer Equity, L.P. (“ETE”) filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that included a proxy statement/prospectus. The Registration Statement was declared effective on October 27, 2011. Southern Union Company (the “Company”) mailed the definitive proxy statement/prospectus to its stockholders on or about October 27, 2011. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus because it contains important information regarding ETE, the Company and the merger.

Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by ETE and the Company with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus and such other documents relating to the Company may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5051 Westheimer Road, Houston, Texas 77056, or from the Company’s website, www.sug.com.

ETE, the Company and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation is set forth in the definitive proxy statement/prospectus.